EXHIBIT 12.1

The following table sets forth our ratio of earnings to fixed charges for each of the periods presented (in thousands except for ratios):

	Years Ended June 30,					Three months ended September 30,
Ratio of earnings to fixed charges	1999	2000	2001	2002	2003	2003

Earnings from continuing operations before income taxes	$16,915	$20,579	$34,645	$374	$12,883	$614

Fixed charges
Interest expense	1,493	2,442	1,397	1,263	1,389	393
One-third of rent expense(1)	770	860	1,234	1,601	2,544	718
Total fixed charges	2,263	3,302	2,631	2,864	3,933	1,111

Adjusted “earnings”	19,178	23,881	37,276	3,238	16,816	1,725

Ratio of Earnings to Fixed Charges	8.47	7.23	14.17	1.13	4.28	1.55

(1) Represents management's estimate of interest factor in rental expense.